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04019506

SECURITL_____ _____SSION

Washington, D.C. 20549

SEC FILE NUMBER
8- 032279

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___July 1, 2003___ AND ENDING ___June 30, 2004___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

 Alpha Business Control Systems

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 384 Colusa Circle

(No. and Street)

Kensington	California	94707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

 Donald Hawks   (510) 527-1750

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Kevin G. Breard, CPA An Accountancy Corporation

(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Donald Hawks_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Alpha Business Control Systems_____, as of

__June 30_____, __2004___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of _CALIFORNIA_____

County of _ALAMEDA_____

Subscribed and sworn (or affirmed) to before me this _19_ day of _August 2004_

Robert R. Forbes

Notary Public

_____
Signature

PRES.

_____
Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

<u>Independent Auditor's Report</u>

Board of Directors
Alpha Business Control Systems

I have audited the accompanying statement of financial condition of Alpha Business Control Systems as of June 30, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Business Control Systems as of June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
July 18, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Alpha Business Control Systems
Statement of Financial Condition
June 30, 2004

Assets

Cash	$	58,992
Accounts receivable		328
Total assets	**$**	**59,320**

Liabilities & Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	110
Income taxes payable		800
Total liabilities		910

Stockholder's equity

Common stock, $100 par value; 500 shares authorized; 60 issued and outstanding	6,000
Retained earnings	52,410
Total stockholder's equity	58,410
Total liabilities & stockholder's equity	**$ 59,320**

The accompanying notes are an integral part of these financial statements.

-1-

Alpha Business Control Systems
Statement of Operations
For the Year Ended June 30, 2004

Revenues

Mutual fund income	$	35,278
Other income		44,580
Total revenue		79,858

Expenses

Compensation and benefits	74,445
Communications	2,015
Occupancy and equipment rental	2,280
Taxes, other than income	4,782
Other expenses	19,554
Total expenses	103,076
Income (loss) before income tax provision	(23,218)
Total income tax provision	800
Net income (loss)	$ (24,018)

The accompanying notes are an integral part of these financial statements.

Alpha Business Control Systems
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2004

	Common Stock	Retained Earnings	Total
Balance, at June 30, 2003	$ 6,000	$ 76,428	$ 82,428
Net income (loss)	-	(24,018)	(24,018)
Balance, at June 30, 2004	$ 6,000	$ 52,410	$ 58,410

The accompanying notes are an integral part of these financial statements.

Alpha Business Control Systems
Statement of Changes in Cash Flows
For the Year Ended June 30, 2004

Cash flow from operating activities

Net income (loss)		$ (24,018)

Adjustments to reconcile net income (loss) to net cash used in
operating activities:
(Increase) decrease in:

Accounts receivable	$ (328)	
Receivable from related party	387	
(Decrease) increase in:		
Accounts payable	(50)	
Total adjustments		9
Net cash used in operating activities		(24,009)
Cash flows from investing activities		–
Cash flows from financing activities		–
Net increase (decrease) in cash		(24,009)
Cash at the beginning of the year		83,001
Cash at the end of the year		$ 58,992

Supplemental disclosure of cash flow information
Cash paid during the period ended June 30, 2004

Income taxes	$ 800	
Interest	$ –	

The accompanying notes are an integral part of these financial statements.

-4-

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alpha Business Control Systems (the "Company") was founded in 1984. As a broker/dealer in the securities industry the Company sells securities on a "mutual funds only" basis and does non-securities related business to a very limited number of customers in Northern California. The Company is a member of the National Association of Securities Dealers ("NASD"), Securities Investors Protection Corporation ("SIPC") and is licensed to sell life and disability insurance by the State of California.

The Company earned 55% of its total revenue from non-securities based other income. Of this 97% was earned from one consulting client. Interest income comprised the remainder of the other income.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Rent expense for the year ended June 30, 2004 was $2,280. Rent is paid on a month to month basis.

Note 2: OTHER INCOME

Other income is non-securities based from the following sources:

Business consulting	$ 44,100
Interest	480
	$ 44,580

Note 3: INCOME TAXES

For the year ended June 30, 2004, the Company recorded the following tax provision.

Current Federal Taxes	$ –
Current State Taxes	800
Total income tax provision	$ 800

The Company has available at June 30, 2004, unused net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $3,652. The net operating loss begins to expire in the year 2024.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: PENSION PLAN

The Company maintains an employee profit sharing plan. The contributions are discretionary, with a maximum of $30,000 or 25% of eligible employees' compensation. All participating employees are always 100% vested. The Company contributed $14,889 to the plan for the year ended June 30, 2004.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

Note 5:   RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 6:   COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company had net capital of $58,410 which was $53,410 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($910) to net capital was 0.02 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is no material difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 58,409
Rounding	$ 1	
Total adjustments to net capital		1
Net capital per audited statements		$ 58,410

Alpha Business Control Systems
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended June 30, 2004

Computation of net capital

Stockholder's equity

Common stock	$ 6,000	
Retained earnings	52,410	
Total stockholder's equity		$ 58,410

Less:

Non allowable assets	—	
Net adjustments to capital		—

Net Capital   58,410

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 61	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000

Excess net capital $ 53,410

Percentage of aggregate indebtedness to net capital   0.02:1

There was no material difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2004.

See independent auditor's report.

Alpha Business Control Systems
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
For the year ended June 30, 2004

A computation of reserve requirement is not applicable to Alpha Business Control Systems as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

Alpha Business Control Systems
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the year ended June 30, 2004

Information relating to possession or control requirements is not applicable to Alpha Business Control Systems as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Alpha Business Control Systems

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2004

Board of Directors
Alpha Business Control Systems

In planning and performing my audit of the financial statements of Alpha Business Control Systems for the year ended June 30, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Alpha Business Control Systems including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
July 18, 2004